NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

December 27, 2012

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

Geokinetics Inc.

Common Stock, $0.01 Par Value

Commission File Number – 001-33460

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(i) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that reported stockholders’ equity below $2 million and losses from continuing operations and/or net losses in two out of its three most recent fiscal years.

(b)

Section 1003(a)(ii) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that reported stockholders’ equity below $4 million and losses from continuing operations and/or net losses in three out of its four most recent fiscal years.

(c)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such issuer will be able to continue operations and/or meet its obligations as they mature..

1.

The common stock of Geokinetics Inc. (the “Company”) does not qualify for continued listing for the following reasons:

(a)

The Company has incurred net losses as follows:

Years ended December 31,	Net Loss
2011	($222,053,000)
2010	($138,684,000)
2009	($5,011,000)
2008	$986,000

(b)

In its Form 10-Q for the period ended September 30, 2012, GOK reported stockholders’ equity of $(265,805,000).

(c)

In its Form 10-Q for the period ended June 30, 2012, GOK reported stockholders’ equity of $(257,444,000).

(d)

In its Form 10-Q for the period ended March 31, 2012, GOK reported stockholders’ equity of $(227,955,000).

(e)

In its Form 10-K for the period ended December 31, 2011, GOK reported stockholders’ equity of $(202,819,000).

(f)

In its Form 8-K filed December 17, 2012, the Company disclosed that it had not made an interest payment of approximately $14.6 million due December 15, 2012 because it determined that it would have insufficient cash on hand to continue funding its ongoing commercial operations if it made the payment.

(g)

In its Form 8-K filed December 17, 2012, the Company disclosed that it would likely seek an in-court restructuring with (i) holders of its Senior Notes; (ii) certain holders of its preferred stock; and (iii) its other lenders.  As a result, it is anticipated that the existing common stock of the Company would be extinguished, eliminating any value with respect to the common stock.

1.

In reviewing the eligibility of the Company’s common stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On March 16, 2011, the Company initially reported stockholders’ equity below the required levels outlined in Sections 1003(a)(i) and 1003(a)(ii) of the Company Guide for the period ended March 31, 2011.  Previously, the Company relied on certain exceptions to the stockholder equity requirements.  However, the Company’s market value of public float has traded below $15 million since the beginning of May 2012, therefore disqualifying the Company from utilizing any exceptions to the stockholders’ equity requirements of Sections 1003(a)(i) and 1003(a)(ii).

(b)

On October 23, 2012, the Company was notified by the Exchange that it was noncompliant with Section 1003(a)(i) and Section 1003(a)(ii) of the Company Guide.  The Company was afforded an opportunity to submit a compliance plan by November 30, 2012.

(c)

On November 30, 2012, the Company submitted its compliance plan (the “Plan”).

(d)

On December 18, the Company was notified that the Exchange had determined to initiate immediate delisting proceedings against the Company because it failed to submit a compliance plan which demonstrated a reasonable ability to regain compliance with the following continued listing standards by April 23, 2014: (i) $2 million in stockholders’ equity requirement; and (ii) $4 million in stockholders’ equity requirement (the “Staff Determination”).  The Company was also informed that due to recent developments, the Company was noncompliant with Section 1003(a)(iv) of the Company Guide.  The Company was also informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by December 27, 2012.

(e)

The Company did not appeal the Staff Determination to the Panel within the requisite time period.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

1.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

2.

The Exchange official whose signature is set forth below is duly authorized to file this application.

3.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Mr. David Crowley, Chief Executive Officer of Geokinetics Inc., at the Company’s last known business address.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC